UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

 SCHEDULE 13G
 Under the Securities Exchange Act of 1934

COBALT INTERNATIONAL ENERGY, INC.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

19075F 106
(CUSIP Number)

DECEMBER 31, 2009
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	19075F 106	SCHEDULE 13G	Page	2	of	28

1	NAMES OF REPORTING PERSONS KERN Cobalt Co-Invest Partners AP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,035,093
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,035,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,035,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	19075F 106	SCHEDULE 13G	Page	3	of	28

1	NAMES OF REPORTING PERSONS KERN Cobalt Group Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,035,093
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,035,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,035,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	19075F 106	SCHEDULE 13G	Page	4	of	28

1	NAMES OF REPORTING PERSONS KERN Energy Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,035,093
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,035,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,035,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	19075F 106	SCHEDULE 13G	Page	5	of	28

1	NAMES OF REPORTING PERSONS KERN Energy Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,035,093
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,035,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,035,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	19075F 106	SCHEDULE 13G	Page	6	of	28

1	NAMES OF REPORTING PERSONS KERN Energy Partners III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,035,093
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,035,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,035,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	19075F 106	SCHEDULE 13G	Page	7	of	28

1	NAMES OF REPORTING PERSONS KERN Cobalt Co-Invest V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,035,093
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,035,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,035,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	19075F 106	SCHEDULE 13G	Page	8	of	28

1	NAMES OF REPORTING PERSONS KERN Energy Partners I U.S. LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,035,093
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,035,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,035,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	19075F 106	SCHEDULE 13G	Page	9	of	28

1	NAMES OF REPORTING PERSONS KERN Energy Partners II U.S. LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,035,093
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,035,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,035,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	19075F 106	SCHEDULE 13G	Page	10	of	28

1	NAMES OF REPORTING PERSONS KERN Energy Partners III U.S. LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,035,093
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,035,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,035,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	19075F 106	SCHEDULE 13G	Page	11	of	28

1	NAMES OF REPORTING PERSONS KERN Cobalt Group V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,035,093
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,035,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,035,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	19075F 106	SCHEDULE 13G	Page	12	of	28

1	NAMES OF REPORTING PERSONS KERN Energy Partners GP III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,035,093
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,035,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,035,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	19075F 106	SCHEDULE 13G	Page	13	of	28

1	NAMES OF REPORTING PERSONS KERN Energy Partners Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,035,093
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,035,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,035,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	19075F 106	SCHEDULE 13G	Page	14	of	28

1	NAMES OF REPORTING PERSONS KERN Energy Partners Management II Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,035,093
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,035,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,035,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	19075F 106	SCHEDULE 13G	Page	15	of	28

1	NAMES OF REPORTING PERSONS KERN Energy Partners Management III Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,035,093
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,035,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,035,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	19075F 106	SCHEDULE 13G	Page	16	of	28

1	NAMES OF REPORTING PERSONS KERN Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,035,093
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,035,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,035,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	19075F 106	SCHEDULE 13G	Page	17	of	28

1	NAMES OF REPORTING PERSONS The Board of Trustees of the Leland Stanford Junior University
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,035,093
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,035,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,035,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	19075F 106	SCHEDULE 13G	Page	18	of	28

1	NAMES OF REPORTING PERSONS Caisse de depot et placement du Quebec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,035,093
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,035,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,035,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	19075F 106	SCHEDULE 13G	Page	19	of	28

1	NAMES OF REPORTING PERSONS Pentti Karkkainen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,035,093
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,035,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,035,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	19075F 106	SCHEDULE 13G	Page	20	of	28

1	NAMES OF REPORTING PERSONS D. Jeff van Steenbergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,035,093
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,035,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,035,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	19075F 106	SCHEDULE 13G	Page	21	of	28

Item 1.	(a)	Name of issuer:

Cobalt International Energy, Inc., a Delaware corporation (the “Issuer”).

	(b)	Address of Issuer’s principal executive offices:

Two Post Oak Central 1980 Post Oak Boulevard, Suite 1200 Houston, TX 77056

Item 2.	(a)	Name of person filing:
	(b)	Address or principal business office, or if none, residence:

KERN Cobalt Co-Invest Partners AP LP
KERN Cobalt Group Management Ltd.
KERN Energy Partners I LP
KERN Energy Partners II LP
KERN Energy Partners III LP
KERN Cobalt Co-Invest V LP
KERN Energy Partners I U.S. LP
KERN Energy Partners II U.S. LP
KERN Energy Partners III U.S. LP
KERN Cobalt Group V LLC
KERN Energy Partners GP III LP
KERN Energy Partners Management Ltd.
KERN Energy Partners Management II Ltd.
KERN Energy Partners Management III Ltd.
Pentti Karkkainen
D. Jeff van Steenbergen
KERN Partners Ltd.
each such Person with an address of c/o KERN Partners Ltd., 200 Doll Block, 116 - 8th Avenue S.E.
Calgary, Alberta, Canada T2G OK6

The Board of Trustees of the Leland Stanford Junior University
2770 Sand Hill Road
 Menlo Park, CA 94025

 Caisse de depot et placement du Quebec
 1000 place Jean-Paul-Riopelle
 Montreal, Quebec, Canada H2Z 2B3

	(c)	Citizenship

KERN Cobalt Co-Invest Partners AP LP - Delaware limited partnership
KERN Cobalt Group Management Ltd. - Alberta, Canada corporation
KERN Energy Partners I LP - Alberta, Canada limited partnership
KERN Energy Partners II LP - Alberta, Canada limited partnership
KERN Energy Partners III LP - Alberta, Canada limited partnership
KERN Cobalt Co-Invest V LP - Delaware limited partnership
KERN Energy Partners I U.S. LP - Alberta, Canada limited partnership
KERN Energy Partners II U.S. LP - Alberta, Canada limited partnership
KERN Energy Partners III U.S. LP - Alberta, Canada limited partnership
KERN Cobalt Group V LLC - Delaware limited liability company
KERN Energy Partners GP III LP - Alberta, Canada limited partnership
KERN Energy Partners Management Ltd. - Alberta, Canada corporation
KERN Energy Partners Management II Ltd. - Alberta, Canada corporation
KERN Energy Partners Management III Ltd. - Alberta, Canada corporation
Pentti Karkkainen -  Canada
D. Jeff van Steenbergen - Canada
KERN Partners Ltd. - Alberta, Canada corporation
The Board of Trustees of the Leland Stanford Junior University - California
Caisse de depot et placement du Quebec - Canada

Each of the foregoing entities and individuals is a “Reporting Person.”

	(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share ("Common Stock")

	(e)	CUSIP Number:

19075F 106

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	19075F 106	SCHEDULE 13G	Page	22	of	28

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

         As of the date of this filing, 32,035,093 shares of the Issuer’s Common Stock may be deemed to be directly beneficially owned by KERN Cobalt Co-Invest Partners AP LP (the “AP Partnership”) and KERN Cobalt Group Management Ltd. (“KERN Cobalt Group”), as a result of KERN Cobalt Group being the general partner of the AP Partnership. The AP Partnership and KERN Cobalt Group may be deemed to have shared voting control and investment discretion over securities owned by the AP Partnership. Each of the foregoing entities is a Reporting Person. All other Reporting Persons are included within this Schedule 13G due to their affiliation with the AP Partnership and/or the partners thereof as described herein.

      Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

         Additionally, as of the date of this filing, the securities reported herein may be deemed to be indirectly beneficially owned by the following, each of whom is a Reporting Person: The Board of Trustees of the Leland Stanford Junior University, Caisse de dépôt et placement du Québec, KERN Energy Partners I LP (“KERN I”), KERN Energy Partners II LP (“KERN II”), KERN Energy Partners III LP (“KERN III”) and KERN Cobalt Co-Invest V LP (“KERN V”), each a limited partner of the AP Partnership; KERN Energy Partners I U.S. LP (“KERN I U.S.”), KERN Energy Partners II U.S. LP (“KERN II U.S.”) and KERN Energy Partners III U.S. LP (“KERN III U.S.”), each a limited partner of KERN V; KERN Cobalt Group V LLC (“KERN Group V”), the general partner of KERN V; KERN Energy Partners Management Ltd. (“KERN Management”), the general partner of KERN I and KERN I U.S.; KERN Partners Ltd. (“KERN Partners”), the sole stockholder of Kern Cobalt Group, KERN Management and KERN Energy Partners Management II Ltd. (“KERN Management II”) and the sole member of KERN Group V; KERN Management II, the general partner of KERN II and KERN II U.S.; KERN Energy Partners GP III LP (“KERN Energy GP”), the general partner of KERN III and KERN III U.S.; KERN Energy Partners Management III Ltd. (“KERN Management III”), the general partner of KERN Energy GP; Pentti Karkkainen, a director of KERN Partners; and D. Jeff van Steenbergen, a director of KERN Partners, a director and/or officer of certain subsidiaries and affiliates thereof and a director of the Issuer.  KERN Partners may be deemed to have shared voting control and investment discretion over securities owned by the AP Partnership.  Messrs. Karkkainen and van Steenbergen, each a director of KERN Partners, may also be deemed to have shared voting control and investment discretion over securities beneficially owned by the AP Partnership.

In addition, the AP Partnership is a party to (a) a Stockholders Agreement, dated as of December 15, 2009 (the “Stockholders Agreement”), by and among the Issuer, funds affiliated with Goldman, Sachs & Co., funds affiliated with First Reserve Corporation and funds affiliated with Riverstone Holdings LLC and The Carlyle Group (collectively, the “Stockholders”) and (b) a Tag-Along Agreement, dated as of December 15, 2009 (the “Tag-Along Agreement”), by and among the AP Partnership and the Stockholders (or affiliates thereof).

The Stockholders Agreement provides that the AP Partnership and certain affiliates thereof have the right to designate one of the Issuer’s directors and the funds affiliated with each of Goldman, Sachs & Co., First Reserve Corporation, and Riverstone Holdings LLC/the Carlyle Group each have the right to designate up to two of the Issuer’s directors. The Stockholders Agreement requires the parties thereto, including the AP Partnership, to vote their shares of Common Stock for directors that are designated in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement also contains certain transfer restrictions with respect the shares of Common Stock owned by the parties thereto, including the AP Partnership. The Tag-Along Agreement contains certain provisions relating to tag-along rights among the parties thereto, including the AP Partnership.

The aggregate number of shares of Common Stock beneficially owned collectively by the Reporting Persons and the Stockholders, based on available information, is 255,949,724, which represents approximately 74.37% of the outstanding shares of Common Stock, which percentage was calculated as set forth in Item 4(b).

The share ownership reported for the Reporting Persons herein does not include any shares of Common Stock owned by the other parties to the Stockholders Agreement and the Tag-Along Agreement, except to the extent reported in this Schedule 13G. Each Reporting Person may be deemed to be a member of a “group” for purposes of the Exchange Act, including a member of a “group” with the Stockholders pursuant to the terms of the Stockholders Agreement and the Tag-Along Agreement. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement and the Tag-Along Agreement, except to the extent reported in this Schedule 13G. This Schedule 13G shall not be deemed to be an admission that any Reporting Person is a member of a “group”, including a member of a “group” with the Stockholders, the beneficial owner of any securities reported herein or any shares of Common Stock owned by the Stockholders for any purpose.

(b) Percent of Class:

         The Reporting Persons may be deemed to beneficially own 32,035,093 shares or 9.31% of Common Stock (see Item 4(a) above), which percentage was calculated based on 344,143,202 shares of Common Stock outstanding.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

              -0- (See Item 4(a))

CUSIP No.	19075F 106	SCHEDULE 13G	Page	23	of	28

(ii) Shared power to vote or to direct the vote

              The Reporting Persons may be deemed to have the shared power to vote or to direct the vote of the 32,035,093 shares of the Issuer’s Common Stock reported herein.  (See Item 4(a))

       (iii) Sole power to dispose or to direct the disposition of

              -0- (See Item 4(a))

(iv) Shared power to dispose or to direct the disposition of

              The Reporting Persons may be deemed to have the shared power to dispose or to direct the disposition of the 32,035,093 shares of the Issuer’s Common Stock reported herein.  (See Item 4(a))

Item 5. Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐  .

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         Not applicable.

Item 8. Identification and Classification of Members of the Group.

         See Item 4(a) and Exhibit A.

Item 9. Notice of Dissolution of Group.

         Not applicable.

Item 10. Certifications.

         Not applicable.

CUSIP No.	19075F 106	SCHEDULE 13G	Page	24	of	28

Exhibits:

Exhibit A:  Joint Filing Agreement, dated as of February 9, 2010, by and among KERN Cobalt Co-Invest Partners AP LP, KERN Cobalt Group Management Ltd., KERN Energy Partners I LP, KERN Energy Partners II LP, KERN Energy Partners III LP, KERN Cobalt Co-Invest V LP, KERN Energy Partners I U.S. LP, KERN Energy Partners II U.S. LP, KERN Energy Partners III U.S. LP, KERN Cobalt Group V LLC, KERN Energy Partners GP III LP, KERN Energy Partners Management Ltd., KERN Energy Partners Management II Ltd., KERN Energy Partners Management III Ltd., KERN Partners Ltd., The Board of Trustees of the Leland Stanford Junior University, Caisse de dépôt et placement du Québec, Pentti Karkkainen and D. Jeff van Steenbergen.

CUSIP No.	19075F 106	SCHEDULE 13G	Page	25	of	28

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

KERN Cobalt Co-Invest Partners AP LP,
By: KERN Cobalt Group Management Ltd., General Partner,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Cobalt Group Management Ltd.,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Energy Partners I LP,
By: KERN Energy Partners Management Ltd., General Partner,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Energy Partners II LP,
By: KERN Energy Partners Management II Ltd., General Partner,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Energy Partners III LP,
By: KERN Energy Partners GP III LP, General Partner,
By: KERN Energy Partners Management III Ltd., General Partner,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Cobalt Co-Invest V LP,
By: KERN Cobalt Group V LLC, General Partner,
By: /s/ D. Jeff van Steenbergen, Manager

2/9/2010

CUSIP No.	19075F 106	SCHEDULE 13G	Page	26	of	28

KERN Energy Partners I U.S. LP,
By: KERN Energy Partners Management Ltd., General Partner,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Energy Partners II U.S. LP,
By: KERN Energy Partners Management II Ltd., General Partner,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Energy Partners III U.S. LP,
By: KERN Energy Partners GP III LP, General Partner,
By: KERN Energy Partners Management III Ltd., General Partner,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Cobalt Group V LLC,
By: /s/ D. Jeff van Steenbergen, Manager

2/9/2010
KERN Energy Partners GP III LP,
By: KERN Energy Partners Management III Ltd., General Partner,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Energy Partners Management Ltd.,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Energy Partners Management II Ltd.,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Energy Partners Management III Ltd.,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Partners Ltd.,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

The Board of Trustees of the Leland Stanford Junior University,
By: Mark H. Hayes, PhD., Director Natural Resources Investments

2/9/2010

Caisse de dépôt et placement du Québec,
By: Soulef Hadjoudj, Legal Counsel

2/9/2010

By: /s/ Pentti Karkkainen

2/9/2010

By: /s/ D. Jeff van Steenbergen

2/9/2010

CUSIP No.	19075F 106	SCHEDULE 13G	Page	27	of	28

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.01 par value per share, of Cobalt International Energy, Inc., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  This Joint Filing Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

KERN Cobalt Co-Invest Partners AP LP,
By: KERN Cobalt Group Management Ltd., General Partner,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Cobalt Group Management Ltd.,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Energy Partners I LP,
By: KERN Energy Partners Management Ltd., General Partner,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Energy Partners II LP,
By: KERN Energy Partners Management II Ltd., General Partner,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Energy Partners III LP,
By: KERN Energy Partners GP III LP, General Partner,
By: KERN Energy Partners Management III Ltd., General Partner,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Cobalt Co-Invest V LP,
By: KERN Cobalt Group V LLC, General Partner,
By: /s/ D. Jeff van Steenbergen, Manager

2/9/2010

KERN Energy Partners I U.S. LP,
By: KERN Energy Partners Management Ltd., General Partner,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Energy Partners II U.S. LP,
By: KERN Energy Partners Management II Ltd., General Partner,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

CUSIP No.	19075F 106	SCHEDULE 13G	Page	28	of	28

KERN Energy Partners III U.S. LP,
By: KERN Energy Partners GP III LP, General Partner,
By: KERN Energy Partners Management III Ltd., General Partner,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Cobalt Group V LLC,
By: /s/ D. Jeff van Steenbergen, Manager

2/9/2010

KERN Energy Partners GP III LP,
By: KERN Energy Partners Management III Ltd., General Partner,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Energy Partners Management Ltd.,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Energy Partners Management II Ltd.,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Energy Partners Management III Ltd.,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

KERN Partners Ltd.,
By: /s/ D. Jeff van Steenbergen, Director

2/9/2010

The Board of Trustees of the Leland Stanford Junior University,
By: Mark H. Hayes, PhD., Director Natural Resources Investments

2/9/2010

Caisse de dépôt et placement du Québec,
By: Soulef Hadjoudj, Legal Counsel

2/9/2010

By: /s/ Pentti Karkkainen

2/9/2010

By: /s/ D. Jeff van Steenbergen

2/9/2010